Exhibit 1

Media Release

19 June 2007

Westpac receives approval to open Shanghai branch

Westpac today announced that the China Banking Regulatory Commission (CBRC)
has approved Westpac’s application to open a branch in Shanghai.

Westpac Institutional Bank Group Executive, Phil Chronican, said the new branch will enable Westpac to service Australian and Chinese customers wanting to do business in the region.

“China is an attractive growth market for Australia and the importance of China to
Westpac’s customers continues to increase,” Mr Chronican said.

“There are a growing number of Australian and New Zealand corporate and business banking customers who have business interests in China and who need access to trade and corporate finance.

“Having an on the ground presence and a banking licence in the financial capital of
China will make it easier for our customers to access Westpac banking services.
China is now Australia’s second-largest trading partner and we will be looking to support the financial and trade flows between China and Australia and New
Zealand.

“We will also look to support Chinese corporates who want to do business in either
Australia or New Zealand and to serve the financial needs of the growing Chinese migrant and student population moving to Australia and New Zealand,” Mr
Chronican said.

Westpac has been active in the greater China market for more than 25 years, with a representative office in Beijing (established 1982) and a branch in Hong Kong
(established 1986).

Westpac Asia’s regional office has been based in Singapore for 23 years. The bank also maintains a representative office in Jakarta and earlier this year opened a representative office in Mumbai.

Westpac expects to open the Shanghai branch by the end of 2007.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510